Exhibit 4.3

SECOND AMENDMENT TO THE
CAMERON INTERNATIONAL CORPORATION
 RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective as of January 1, 2013)

WHEREAS, Cameron International Corporation (the "Company") and other Employers have heretofore adopted the Cameron International Corporation Retirement Savings Plan, as amended and restated effective as of January 1, 2013 (the "Plan"); and

WHEREAS, the Company desires to amend the Plan to provide for automatic enrollment of certain newly hired employees;

NOW, THEREFORE, the Plan is hereby amended as follows:

I.            Effective as of September 30, 2013:

1.            Section 3.1 of the Plan is hereby amended to add the following paragraph to the end thereto:

"Notwithstanding the foregoing paragraph, an Eligible Employee other than a Brookshire Union Employee who is initially employed (or is reemployed) by an Employer on or after September 30, 2013 and who is eligible to elect to make Basic Contributions to the Plan pursuant to this Section 3.1, shall be deemed to have elected to defer as Basic Contributions an amount equal to 6% of his Compensation on a payroll period basis effective on the first day of the Eligible Employee's employment by an Employer (or such later date as may be required by the Department of Labor), provided that such Eligible Employee has been provided notice of such automatic enrollment sent by the Committee (or its designee), in the form and manner prescribed by the Committee which shall be intended to comply with the notice requirements under Section 514(e) of ERISA and any regulations or guidance issued thereunder."

II. As amended hereby, the Plan is specifically ratified and reaffirmed.

EXECUTED, this 9th day of September, 2013, effective for all purposes as provided above.

CAMERON INTERNATIONAL CORPORATION

By:	/s/ Steven P. Geiger
Name:	Steven P. Geiger
Title:	VP HR & Operational Excellence